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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                MULTEX.COM, INC.
                       (Name of Subject Company (Issuer))

                         PROTON ACQUISITION CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                               REUTERS GROUP PLC
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               CUSIP 625367 10 7
                     (CUSIP Number of Class of Securities)

                              REUTERS AMERICA INC.
                              THE REUTERS BUILDING
                          3 TIMES SQUARE -- 20TH FLOOR
                            NEW YORK, NEW YORK 10036
                             ATTN: GENERAL COUNSEL
                                 (646) 223-4000

           (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                WITH COPIES TO:
                                JOHN EVANGELAKOS
                               STEPHEN M. KOTRAN
                            SULLIVAN & CROMWELL LLP
                                125 BROAD STREET
                         NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
               TRANSACTION VALUATION(1)                               AMOUNT OF FILING FEE(2)
-------------------------------------------------------------------------------------------------------------
                     $237,908,688                                             $19,275
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of shares of Multex Common Stock to be purchased pursuant to the Offer and (b) the price offered per share of Multex Common Stock.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the Transaction Valuation.

     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Not applicable
Form or Registration No.:                       Not applicable
Filing Party:                                   Not applicable
Date Filed:                                     Not applicable

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
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

     This Tender Offer Statement on Schedule TO relates to the offer by Proton Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Reuters Group PLC, a public limited company organized under the laws of England and Wales ("Reuters"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Multex Common Stock"), of Multex.com, Inc., a Delaware corporation ("Multex"), at a purchase price of $7.35 per share of Multex Common Stock in accordance with the Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003, among Reuters, Purchaser and Multex, which is attached here to as Exhibit (d)(1), net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii).

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) Reference is made to the information set forth under "Summary Term Sheet", "Introduction", "Special Factors -- Purpose of the Offer; Plans for Multex", "Special Factors -- Certain Federal Income Tax Consequences of the Offer", "Special Factors -- The Merger Agreement; The Tender Agreement and The Employment Agreement", "The Tender Offer -- Terms of the Offer", "The Tender Offer -- Acceptance for Payment and Payment for Shares of Multex Common Stock", "The Tender Offer -- Procedure for Tendering Shares of Multex Common Stock and Warrants", "The Tender Offer -- Rights of Withdrawal" and "The Tender
Offer -- Certain Conditions of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) and (c)(1)-(7) Reference is made to the information set forth under "Introduction", "Special Factors -- Background of the Offer; Contacts With Multex", "Special Factors -- Purpose of the Offer; Plans for Multex", "Special Factors -- Certain Effects of the Offer and the Merger" and "Special
Factors -- The Merger Agreement; The Tender Agreement and The Employment Agreement" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) and (d) Reference is made to the information set forth under "The Tender Offer -- Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Financial Information. Pursuant to the Instructions to Item 10, financial information is not material.

     (b) Pro Forma Information. Pursuant to the Instructions to Item 10, pro forma information is not material.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)(1) None.

     (a)(2) Reference is made to the information set forth under "Summary Term Sheet", "Introduction", "The Tender Offer -- Certain Conditions of the Offer" and "The Tender Offer -- Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (a)(3) Reference is made to the information set forth under "The Tender Offer -- Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (a)(4) Reference is made to the information set forth under "Special Factors -- Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.

     (a)(5) None.

     (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

     The following are attached as exhibits to this Schedule TO:

(a)(1)(i)    Offer to Purchase, dated February 26, 2003.
(a)(1)(ii)   Letter of Transmittal.
(a)(1)(iii)  Notice of Guaranteed Delivery.
(a)(1)(iv)   Letter from the Dealer Manager to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(1)(vi)   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(5)(i)*   Text of Press Release issued by Reuters and Multex on
             February 18, 2003.
(a)(5)(ii)   Text of Press Release issued by Reuters and Multex on
             February 26, 2003.
(a)(5)(iii) Summary Advertisement as published on February 26, 2003, in the Wall Street Journal National Edition.
(c)(1)       Fairness Opinion of J.P. Morgan plc.
(c)(2)       Materials Supporting Fairness Opinion Delivered by J.P.
             Morgan plc to the Board of Directors of Reuters.
(c)(3)       Fairness Opinion of Bear, Stearns & Co. Inc.
(c)(4)       Fairness Presentation by Bear, Stearns & Co. Inc. to the
             Board of Directors of Multex.
(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003, among Reuters, Purchaser and Multex.
(d)(2)       Stockholder Voting and Tender Agreement, dated as of
             February 17, 2003, among Reuters, Purchaser, Mikhail
             Akselrod, Gregg Amonette, Christopher F. Feeney, Jeffrey S.
             Geisenheimer, Isaak Karaev, John Mahoney and Robert Skea.
(d)(3)       Employment Agreement, dated as of February 17, 2003, between
             Reuters America Inc. and Isaak Karaev.
(f)          Section 262 of the Delaware General Corporation Law
             (included as Schedule B of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)          None.
(h)          None.

---------------

* Previously filed with the SEC on Reuters' and Purchaser's Schedule TO-C, dated February 18, 2003.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

  ITEM 1.  SUMMARY TERM SHEET.

     Reference is made to the information set forth under "Summary Term Sheet" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) Reference is made to the information set forth under "The Tender
Offer -- Certain Information Concerning Multex" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under "Introduction" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is made to the information set forth under "The Tender
Offer -- Price Range of Shares of Multex Common Stock" of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is made to the information set forth under "The Tender
Offer -- Price Range of Shares of Multex Common Stock" of the Offer to Purchase, which is incorporated herein by reference.

     (e) Not Applicable.

     (f) Reference is made to the information set forth under "Special
Factors -- Transactions and Arrangements Concerning Multex Common Stock" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) Reference is made to the information set forth under "The Tender Offer -- Certain Information Concerning Reuters and Purchaser", Schedule A ("Information Concerning the Directors and Executive Officers of Reuters and Purchaser") and "The Tender Offer -- Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under "The Tender Offer -- Certain Information Concerning Reuters and Purchaser" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is made to the information set forth under "The Tender
Offer -- Certain Information Concerning Reuters and Purchaser" and Schedule A ("Information Concerning the Directors and Executive Officers of Reuters and Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 4.  TERMS OF THE TRANSACTION.

     (c) None.

     (d) Reference is made to the information set forth under "Special Factors -- The Merger Agreement; The Tender Agreement and The Employment Agreement" and Schedule B ("Section 262 of the Delaware General Corporation Law") of the Offer to Purchase, which is incorporated herein by reference.

     (e) None.

     (f) Not applicable.

  ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) Reference is made to the information set forth under "Special
Factors -- Background of the Offer; Contacts with Multex", "Special
Factors -- Purpose of the Offer; Plans for Multex", "Special Factors -- The Merger Agreement; The Tender Agreement and The Employment Agreement", "Special Factors -- Transactions and Arrangements Concerning Multex Common Stock" and "The Tender Offer -- Certain Information Concerning Reuters and Purchaser" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under "Special Factors -- Background of the Offer; Contacts with Multex" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is made to the information set forth under "Special Factors -- Background of the Offer; Contacts with Multex" of the Offer to Purchase, which is incorporated herein by reference.

     (e) Reference is made to the information set forth under "Introduction", "Special Factors -- Purpose of the Offer; Plans for Multex", "Special
Factors -- The Merger Agreement; The Tender Agreement and The Employment Agreement", "Special Factors -- Transactions and Arrangements Concerning Multex Common Stock" and "The Tender Offer -- Certain Information Concerning Reuters and Purchaser" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) Reference is made to the information set forth under "Special Factors -- Purpose of the Offer; Plans for Multex" of the Offer to Purchase, which is incorporated herein by reference.

     (c)(8) Reference is made to the information set forth under "Special Factors -- Purpose of the Offer; Plans for Multex" and "Special
Factors -- Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a), (b) and (c) Reference is made to the information set forth under "Introduction", "Special Factors -- Background of the Offer; Contacts With Multex", "Special Factors -- Purpose of the Offer; Plans for Multex" and "Special Factors -- Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.

     (d) Reference is made to the information set forth under "Special
Factors -- Purpose of the Offer; Plans for Multex", "Special Factors -- Certain Federal Income Tax Consequences of the Offer" and "Special Factors -- Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under "Special Factors -- Background of the Offer; Contacts With Multex", "Special Factors -- Multex's Position Regarding the Fairness of the Offer", "Special Factors -- Reuters' and Purchaser's Position Regarding the Fairness of the Offer", "Special Factors -- Purpose of the Offer", "Special
Factors -- Certain Federal Income Tax Consequences of the Offer" and "Special Factors -- Certain Effects of the Offer and the Merger" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a), (b) and (c) Reference is made to the information set forth under "Special Factors -- Multex's Position Regarding the Fairness of the Offer", "Special Factors -- Reuters' and Purchaser's Position Regarding the Fairness of the Offer" and "Special Factors -- Opinion and Analysis of Reuters' Financial Advisor" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (c) Reference is made to the information set forth under "The Tender Offer -- Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Reference is made to the information set forth under "Special
Factors -- Transactions and Arrangements Concerning Multex Common Stock" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under "Special
Factors -- Transactions and Arrangements Concerning Multex Common Stock" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

     (d) Reference is made to the information set forth under "Special Factors - The Merger Agreement; The Tender Agreement and The Employment Agreement" of the Offer to Purchase, which is incorporated herein by reference.

     (e) Reference is made to the information set forth under "Special
Factors -- Multex's Position Regarding the Fairness of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 13.  FINANCIAL STATEMENTS.

     (a)(1) The audited consolidated financial statements of Multex as of and for the fiscal years ended December 31, 2001, and December 31, 2000, are incorporated herein by reference to the Consolidated Financial Statements of Multex included as Item 8 to Multex's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission (the "SEC") on April 2, 2002.

     (a)(2) The unaudited consolidated financial statements of Multex for the three and nine month fiscal periods ended September 30, 2002, are incorporated herein by reference to the Condensed Consolidated Financial Statements of Multex included as Item 1 of Part I of Multex's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, filed with the SEC on November 14, 2002.

     (a)(3) Reference is made to the information set forth under "The Tender Offer -- Certain Information Concerning Multex" of the Offer to Purchase, which is incorporated herein by reference.

     (a)(4) Reference is made to the information set forth under "The Tender Offer -- Certain Information Concerning Multex" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Pursuant to the Instructions to Item 13, pro forma information is not material.

     (c) Reference is made to the information set forth under "The Tender
Offer -- Certain Information Concerning Multex" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) Reference is made to the information set forth under "The Tender Offer -- Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

     (b) Reference is made to the information set forth under "Special
Factors -- Purpose of the Offer; Plans for Multex" and "Special Factors -- The Merger Agreement; The Tender Agreement and The Employment Agreement" of the Offer to Purchase, which is incorporated herein by reference.

  ITEM 16.  EXHIBITS.

     The response to this item is included in Item 12 of this Schedule TO.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          REUTERS GROUP PLC

                                          By:         /s/ ERIC LINT
                                            ------------------------------------
                                            Name:  Eric Lint
                                            Title: Attorney in Fact

                                          PROTON ACQUISITION CORPORATION

                                          By:         /s/ ERIC LINT
                                            ------------------------------------
                                            Name:  Eric Lint
                                            Title: Vice President

Date: February 26, 2003

                                 EXHIBIT INDEX

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
(a)(1)(i)    Offer to Purchase, dated February 26, 2003.
(a)(1)(ii)   Letter of Transmittal.
(a)(1)(iii)  Notice of Guaranteed Delivery.
(a)(1)(iv)   Letter from the Dealer Manager to Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.
(a)(1)(vi)   Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.
(a)(5)(i)*   Text of Press Release issued by Reuters Group PLC and
             Multex.com, Inc. on February 18, 2003.
(a)(5)(ii)   Text of Press Release issued by Reuters Group PLC and
             Multex.com, Inc. on February 26, 2003.
(a)(5)(iii)  Summary Advertisement as published on February 26, 2003, in the Wall Street Journal National Edition.
(c)(1)       Fairness Opinion of J.P. Morgan plc.
(c)(2)       Materials Supporting Fairness Opinion Delivered by J.P.
             Morgan plc to the Board of Directors of Reuters Group PLC.
(c)(3)       Fairness Opinion of Bear, Stearns & Co. Inc.
(c)(4)       Fairness Presentation by Bear, Stearns & Co. Inc. to the
             Board of Directors of Multex.com, Inc.
(d)(1)       Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003, among Reuters Group PLC, Proton
             Acquisition Corporation and Multex.com, Inc.
(d)(2)       Stockholder Voting and Tender Agreement, dated as of
             February 17, 2003, among Reuters Group PLC, Proton
             Acquisition Corporation, Mikhail Akselrod, Gregg Amonette,
             Christopher F. Feeney, Jeffrey S. Geisenheimer, Isaak
             Karaev, John Mahoney and Robert Skea.
(d)(3)       Employment Agreement, dated as of February 17, 2003, between
             Reuters America Inc. and Isaak Karaev.
(f)          Section 262 of the Delaware General Corporation Law
             (included as Schedule B of the Offer to Purchase filed
             herewith as Exhibit (a)(1)(i)).
(g)          None.
(h)          None.

---------------

* Previously filed with the SEC on Reuters' and Purchaser's Schedule TO-C, dated February 18, 2003.